January 2009 Pricing Sheet dated January 23, 2009 relating to Preliminary Terms No. 18 dated January 20, 2009 to Registration Statement No. 333-156423 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Equities
Minimum Return Barrier Capital Protected Notes due January 30, 2012
Based on the Value of the S&P 500® Index
PRICING TERMS – JANUARY 23, 2009
Issuer:	Morgan Stanley
Issue price:	$10 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$10 per note
Aggregate principal amount:	$3,635,300
Pricing date:	January 23, 2009
Original issue date:	January 30, 2009 (5 business days after the pricing date)
Maturity date:	January 30, 2012
Interest:	None
Index:	The S&P 500® Index
Principal protection:	100%
Payment at maturity:	The payment at maturity per note will equal:
	▪	The minimum payment at maturity of $11.35 per note, plus
	▪	The supplemental redemption amount, which may be zero
If the notes are held to maturity, in no event will the payment at maturity on the notes be less than $11.35 per note, representing a minimum return of 13.50% on the notes.
Supplemental redemption amount:	The supplemental redemption amount on the notes will be:
	▪	If at all times during the observation period the index is below the barrier level and the final index value is greater than the initial index value,
$10 times the index performance times the participation rate,
	▪	If at any time on any day during the observation period the index has increased to or above the barrier level, $0
	▪	If the final index value is less than or equal to the initial index value, $0
In no event will the supplemental redemption amount be less than $0 or greater than approximately $4.99 per note.
Participation rate:	100%
Barrier level:	1,247.925, which is 150% of the initial index value
Minimum payment at maturity:	$11.35 per note (113.5% of the stated principal amount)
Index performance:	(final index value – initial index value) / initial index value
Initial index value:	831.95, which is the official closing value of the index on the pricing date.
Final index value:	The official closing value of the index on the determination date.
Determination date:	January 26, 2012, subject to adjustment for non-index business days and certain market disruption events.
Observation period:
The period of regular trading hours on each index business day on which there is no market disruption event with respect to the index, beginning on and including the index business day immediately following the pricing date and ending on and including the determination date

CUSIP:	617483482
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Note	$10	$0.20	$9.80
Total	$3,635,300	$72,706	$3,562,594
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of the notes purchased by that investor.  The lowest price payable by an investor is $9.925 per note.  Please see “Syndicate Information” on page 6 of the accompanying preliminary terms for further details.

(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for capital protected notes.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 18 dated January 20, 2009
Prospectus Supplement for Capital Protected Notes dated December 23, 2008
Prospectus dated December 23, 2008

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.  FURTHERMORE, THE NOTES WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.